UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sophiris Bio Inc.

File No. 333-186724 - CF#36459
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        Sophiris Bio Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 15, 2013.

        Based on representations by Sophiris Bio Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.23   through June 29, 2023

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary